UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-183143 and No. 333-233880) of the Company.

Other Events

On December 7, 2020, Global Cord Blood Corporation (the “Company”) issued a press release announcing the results of its 2020 Annual General Meeting, which was held on December 7, 2020, in Hong Kong.  At the 2020 Annual General Meeting, shareholders: (1) ratified the re-appointment of KPMG Huazhen LLP as independent auditors of the Company for the financial year ending March 31, 2021, and authorized any duly formed committee of the directors to fix the remuneration of the independent auditors; and (2) re-elected Ms. Ting Zheng, Dr. Ken Lu and Mr. Jack Chow as Class B directors of the Company until the 2023 annual general meeting of the Company or until their respective successors are duly appointed and qualified.

A copy of the press release is attached hereto as exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated December 7, 2020, regarding results of 2020 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: December 7, 2020